FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Continues Impressive Technological Performance with the Release of uniPaaS 2.0

Press Release

Magic Software Continues Impressive Technological Performance with the Release of uniPaaS 2.0

Major New Release Offers Wide Range of Features and Functionality for an Improved User Experience

Or Yehuda, Israel, July 20, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, today announced the availability of uniPaaS 2.0, a new major release of its uniPaaS application platform.* This announcement comes fast on the heels of the recent launch of Magic Software’s new mobile offering for the mobilization of core business applications on any smartphone, and its expansion into the Microsoft SharePoint ecosystem using the iBOLT integration platform.

The new capabilities of uniPaaS 2.0 enable developers and enterprises to develop solutions in a highly productive metadata-driven development environment, while enhancing their software offering with a rich, engaging, standardized and modern user interface.

The uniPaaS 2.0 deployment platform is based on the .NET Framework and enables seamless migration of any legacy Magic application to .NET with minimal effort. By providing complete and simple .NET integration, it enables developers to easily use a wide range of built-in, commercial, or third-party .NET services and controls as components in their applications. The new uniPaaS 2.0 runtime engine for client/server and server-side applications, which is integrated with the .NET framework, uses controls from the Windows Forms .NET library as the GUI front-end to support a significantly improved user experience.

uniPaaS 2.0 provides a simple and gradual migration path from Client/Server applications to RIA deployment and provides new and improved RIA deployment features. It also provides native mobile clients to fully support the development and deployment of mobile applications. Although based on the .NET framework on Windows, uniPaaS 2.0 will continue to support native deployment on AIX, Solaris, Linux and Series I server platforms.

“Building on the success of previous versions of uniPaaS, and following the recent release of our new offerings for the development and deployment of mobile applications, we are maintaining our technological forward momentum with this significant release,” said Eyal Pfeifel, CTO of Magic Software. “The release of uniPaaS 2.0 is part of the continuing execution of our technology roadmap, which is driven by our ongoing commitment to meet and overcome the evolving challenges faced by our customers.”

*uniPaaS 2.0 will l be released as per regional policies, practices and timelines

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

Press contacts:

Tania Amar

Magic Software Enterprises

Tel: +972 (0)3 538 9300

Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Continues Impressive Technological Performance with the Release of uniPaaS 2.0

Exhibit 10.1